

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 17, 2008

Mr. Daniel L Urness
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004

> **RE:** **Cavco Industries, Inc**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed May 22, 2007**
> **File #0-8822**

Dear Mr. Urness:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 9A. Controls and Procedures, page 26

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be included in your periodic SEC filings within the required time period. Please

confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended June 30, 2007 and September 30, 2007.

Signatures, page 30

2. The Form 10-K should also be signed by the company's controller or principal accounting officer whose title should be shown on the signature page.

Proxy Statement

Executive Compensation, page 15

3. Provide the information for each of the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief